UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@bsi.co.il

ALON BLUE SQUARE ANNOUNCES DATES FOR SHAREHOLDER AND FINANCIAL CREDITOR MEETINGS TO
APPROVE PROPOSED DEBT ARRANGEMENT

YAKUM, Israel, June 30, 2016, Alon Blue Square Israel Ltd. (OTC:BSIRY) (the “Company”) announced today that a special general meeting of the Company's shareholders will be held on Monday, July 18, 2016 at 5:00 p.m., Israel time at the offices of Agmon & Co. Rosenberg Hacohen & Co., 98 Yigal Alon Street, Tel-Aviv (the “Meeting”). The purpose of the Meeting will be to approve the terms of the proposed debt arrangement between the Company and its financial creditors. As part of the approval, the Company's shareholders will be asked to approve the proposal of Mr. Moti Ben Moshe according to which the company under his control will pay NIS 2 million to the Company's non-controlling shareholders for their shares, reflecting a price per share of NIS 0.11. The record date for the meeting is July 5, 2016.

The Company will also be holding a meeting of its financial creditors (i.e., the banks, the holders of Series C Debentures, and the credit insurers with respect to their guaranteed debt) on July 18, 2016 at 1:00 p.m. Israel time at the offices of Agmon & Co. Rosenberg Hacohen & Co. The holders of the Series C Debentures would convene prior to such meeting in order to authorize the trustee for the Series C Debentures to vote on their behalf. The record date of the meeting is tentatively set for July 10, 2016.

The Company also clarified that the creditors of the Company's controlling shareholder, Alon Oil Israel Company Ltd., or Alon, have agreed that the Acquired Assets of Alon to be acquired by Mr. Ben Moshe as part of the debt arrangement would include rights to the brands "Alon" and "Alonit". According to reports of the Company's subsidiary, Dor Alon Ltd., Alon receives an annual sum of NIS 3 million for the use of such brands.

As part of discussions held in the District Court in Lod, Israel, the Company submitted its calculations, prepared by an independent expert economist, regarding the value of the Company minority shares based on the consideration payable to Alon as part of the debt arrangement on account of its equity holdings in the Company (in accordance with the Company's position in this regard). The calculations were based on the Company's position that the NIS 110 million loan extended by Alon to the Company is in essence, not a loan at all, but rather a capital equity, and should be viewed as if it were converted to capital in a “theoretical” rights offering. The calculations provided were not intended to be a valuation of the Company. However, in accordance with the calculations, the fact that the brands "Alon" and "Alonit" are included as part of the Acquired Assets would lead to a result whereby the minority shares are valued at approximately NIS 3.3 million.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates through subsidiaries. Continued operations - its Tel Aviv Stock Exchange ("TASE") listed 53.92% subsidiary, Blue Square Real Estate Ltd., which owns, leases and develops income producing commercial properties and projects. The others activities include the clearance of purchase coupons and operating the logistic center in Beer Tuvia. Companies designated for sale –the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, listed on the TASE, is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel, and Na'aman Group (NV) Ltd., a 77.51% subsidiary listed on the TASE, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to reach a settlement with holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures as well as the trustees and creditors of Mega Retail and whether we will continue operations; failure to satisfy all closing conditions for the proposed debt arrangement; acceptance by the court of all or part of the claims made by the trustees of Mega Retail; exposure to third party claims for significant amount of Mega Retail's outstanding debts and liabilities; financial and operational restrictions imposed by the proposed framework for debt repayment with our financial creditors; commitments to issue additional shares which would dilute existing shareholdings and may lower the trading price of our securities; economic conditions in Israel which may affect our financial performance;  dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

June 30, 2016	By:	/s/ ZehavitShahaf
ZehavitShahaf, Adv.
General Counsel and Corporate Secretary